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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549




                                   FORM U-33-S
               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES



                    Filed under Section 33 (e) of the Public
                     Utility Holding Company Act of 1935, as
                   amended For the Fiscal Year Ended June 30, 2001





Filed pursuant to the Public Utility Holding Company Act of 1935 by

                             Southern Union Company
                                 One PEI Center
                        Wilkes-Barre, Pennsylvania 18711
                               (Name and address)



                  The Commission is requested to mail copies of
                   all communications relating to this Annual
                                   Report to:

                                Dennis K. Morgan
           Executive Vice President - Administration, General Counsel
                                  and Secretary
                             Southern Union Company
                                    President
                    Southern Union Energy International, Inc.
                                       and
                                    President
                 Southern Union International Investments, Inc.
                                 One PEI Center
                        Wilkes-Barre, Pennsylvania 18711

                                     and to:
                               Stephen A. Bouchard
                          Fleischman and Walsh, L.L.P.
                     1400 Sixteenth Street, N.W., Suite 600
                             Washington, D.C. 20036

Southern Union Company ("Southern Union"), a Delaware corporation, hereby files this Annual Report Concerning Foreign Utility Companies on Form U-33-S pursuant to Section 33(e) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57(b) of the implementing regulations thereunder, on behalf of Compania Nacional de Gas, S.A. de C.V. ("CNG").


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Southern Union distributes natural gas as a public utility in the States of
Texas, Missouri, Pennsylvania, Rhode Island and Massachusetts through Southern Union Gas, Missouri Gas Energy, PG Energy and the New England Gas Company, respectively, each of which is a division of Southern Union. CNG is a limited liability variable stock corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States. Southern Union acquired an equity interest in CNG on July 23, 1997. CNG is a "gas utility company," and Southern Union is a domestic associate public-utility company of CNG, under the Act, exempt pursuant to Section 33 (a) (2) of the Act.


ITEM 1.  NAME, BUSINESS ADDRESS, FACILITIES AND OWNERSHIP

The name and business address of CNG is:

Compania Nacional de Gas, S.A. de C.V.
Edificio Salart
Morelos 511 Sur
Piedras Negras, Coahuila
Mexico

CNG provides natural gas distribution services at retail in Piedras Negras, Coahuila, Mexico, under a permit granted by Mexican authorities. Natural gas is received by CNG via one city gate with a loop pipeline developed system which utilizes five to 20 pound pressure. CNG's distribution system was established in 1934.

CNG has outstanding two classes of capital shares, par value one peso per share, which shares are the only classes of voting securities outstanding. Southern Union indirectly owns approximately 43% of the outstanding capital stock of CNG, through Southern Union Energy International, Inc. ("SUEI") and Southern Union International Investments, Inc. ("SUII"), two wholly-owned Delaware subsidiaries of Southern Union that own 100% of the capital stock of Energia Estrella del Sur, S.A. de C.V., their Mexican subsidiary ("EES"). The majority of the remainder of the capital shares of CNG presently are owned by members of the Cobo and Libson families.

ITEM 2.  GUARANTEES OF FINANCIAL OBLIGATIONS

Southern Union presently is not subject to recourse for any debt or other financial obligation (through direct or indirect guaranties or otherwise) of CNG.




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ITEM 3.  TECHNICAL SERVICES CONTRACTS

There presently is no service, sales or construction contract between Southern Union and CNG; however, there are several agreements for management services and gas supply between Southern Union or its subsidiary companies and CNG or its affiliated companies.

Exhibit A.  Organizational Chart


                             SOUTHERN UNION COMPANY
                                        |
                                        |
             -----------------------------------------------------
             |                                                   |
             |                                                   |
   SOUTHERN UNION ENERGY                            SOUTHERN UNION INTERNATIONAL
INTERNATIONAL, INC. ("SUEI")                         INVESTMENTS, INC. ("SUII")
  (wholly-owned subsidiary                            (wholly-owned subsidiary
 of Southern Union Company)                          of Southern Union Company)
              |                                                  |
              |                                                  |
              ----------------------------------------------------
                                        |
                                        |
                             ENERGIA ESTRELLA DEL SUR
                             S.A. DE C.V. ("EES") (99%
                              of stock owned by SUEI;
                             1% of stock owned by SUII)
                                        |
                                        |
                              COMPANIA NACIONAL DE GAS,
                              S.A. DE C.V. (43% of stock
                                  owned by EES)




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                                    SIGNATURE



The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.


                                    SOUTHERN UNION COMPANY
                                    ----------------------
                                         (Registrant)



Date August 15, 2002                By  DAVID J. KVAPIL
     ---------------                    -----------------------------
                                        David J. Kvapil
                                        Executive Vice President and
                                        Chief Financial Officer
                                        (Vice President and Controller, Southern
                                        Union Energy International, Inc. and
                                        Vice President and Controller, Southern
                                        Union International Investments, Inc.)



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